BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (the “Augusta”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

July 12, 2005

Item 3: Press Release

July 12, 2005

Item 4: Summary of Material Change

Augusta Resource Corporation (“Augusta”) announces plans to start a program of approximately 3,000 metres of diamond drilling at its Rosemont, Arizona, copper/molybdenum project within the coming week. In addition, Augusta has contracted Washington Group International Inc., a large integrated engineering, mining and construction contracting company to lead a pre-feasibility study on the Rosemont project. Stantec Consulting Inc. has been retained for environmental and permitting consulting. Mine Reserves Associates Inc. and WLR Consulting Inc. of Denver have been retained as independent consultants for the resource/reserve analysis and mine design scope.

Item 5: Full Description of Material Change

Augusta Resource Corporation (“Augusta”) announces plans to start a program of approximately 3,000 metres of diamond drilling at its Rosemont, Arizona, copper/molybdenum project within the coming week.

The program will include drilling of near-surface copper-oxide mineralization that has been projected up-dip from deeper sulfide mineralization, and a deeper test for extensions of higher-grade sulfide mineralization that has been projected from previous drilling conducted by Anamax and Asarco. One of the planned holes will twin an existing hole for confirmation purposes of historic diamond drilling.

Augusta has contracted Washington Group International Inc., a large integrated engineering, mining and construction contracting company to lead a pre-feasibility study on the Rosemont project. Stantec Consulting Inc. has been retained for environmental and permitting consulting. Mine Reserves Associates Inc. and WLR Consulting Inc. of Denver have been retained as independent consultants for the resource/reserve analysis and mine design scope.

The Rosemont property contains three known potentially open-pit mineable copper/molybdenum (“Cu/Mo”) skarn deposits on patented mining claims. Over 71,000 metres of diamond drilling has been conducted on the property by Anaconda/Amax and Asarco outlining approximately 5 billion pounds of Cu in the following resources:

Deposit Historical Resources:

Rosemont:	340,505,100 tons of 0.64% Cu and 0.02% Mo (sulphide) - Winters
28,000,000 tons of 0.46% Cu (oxide) – PAH

Peach Elgin:	13,700,000 tons of 0.78%Cu (sulphide)
9,700,000 tons 0.72% Cu (oxide)

Broadtop Butte:	8,800,000 tons at 0.77% Cu, 0.04% Mo

The Rosemont resource estimate above was first completed by Pincock Allen and Holt (PAH) on behalf of Anaconda and Amax (Anamax) in 1977 and the latest for Asarco by The Winters Group (Winters) in 1997. The Oxide Zone was subject to a PAH report date 1977 on behalf of Anamax. The Broadtop Butte resource was estimated by Anamax in 1979. The Peach Elgin resources were first drilled in 1955 and estimated in 1964 by Anaconda. Augusta has not done the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person at this time and therefore the resource figures should not be relied upon by investors. However, given that these resource estimates outline significant mineralization they are considered relevant.

The drilling program will be carried out by Boart Longyear under the supervision of Dr. Michael Clarke, VP Exploration for Augusta. Actlabs of Tuscon Arizona will assay the sawn core samples under a strict QA/QC procedure. In addition the company is currently re-assaying four historic drill hole core samples under the same QA/QC program to verify historic results.

The technical information contained in the news release was reviewed by Dr. Michael Clarke, P.Geo. Mr. Clarke is a Qualified Person under NI 43-101.

Please visit Augusta’s website at www.augustaresource.com for further information on Augusta’s activities.

Item 6: Reliance on section 85 (2) of the Act

This report is not confidential.

Item 7: Omitted Information

No information has been omitted in this regard.

Item 8: Senior Officers

Gil Clausen – President and CEO
Tel: 303-300-0136

Richard W. Warke - Chairman
Donald B. Clark – Chief Financial Officer
Purni Parikh – Corporate Secretary
Tel: 604.687.1717

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 12th day of July 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary